POLYMET MINING CORP.
(a development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 April 2008

U.S. Funds

Suite 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at 30 April and 31 January
All figures in Thousands of U.S. Dollars

	30 April
	2008	31 January
	(unaudited)	2008
ASSETS
Current
Cash and equivalents	$12,022	$20,084
Accounts receivable and advances	182	168
Investment (Note 10)	1,244	1,445
Prepaid expenses	608	793
	14,056	22,490
Deferred Financing Costs (Note 9d))	1,695	1,690
Mineral Property, Plant and Equipment (Notes 2 and 3)	70,731	65,019
	$86,482	$89,199

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,299	$4,266
Current portion of long term debt (Note 4)	1,156	1,401
Current portion of asset retirement obligation (Note 5)	338	265
	3,793	5,932

Long term
Long term debt (Note 4)	10,700	10,834
Long-term accounts payable	-	108
Asset retirement obligation (Note 5)	3,277	3,174
	17,770	20,048

SHAREHOLDERS’ EQUITY
Share Capital - (Note 6)	104,634	104,615
Contributed Surplus – (Note 6d))	21,341	20,825
Accumulated Other Comprehensive Loss	-	-
Deficit	(57,263)	(56,289)
	68,712	69,151
	$86,482	$89,199

Contingent Liabilities and Commitments (Notes 3 and 9)

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the three months ended 30 April
All figures in Thousands of U.S. Dollars, except per share amounts

	2008	2007
	(unaudited)	(unaudited)
General and Administrative
Amortization	8	5
Consulting fees	17	17
Investor relations and financing	26	55
Office and corporate wages	291	363
Professional fees	112	171
Shareholders’ information	63	54
Stock-based compensation (Note 6c))	162	391
Transfer agent and filing fees	95	53
Travel	141	186
	915	1,295

Other Expenses (Income)
Interest income, net	(97)	(62)
Loss (gain) on foreign exchange	36	(324)
Investment loss (Note 10)	179	-
Rental income	(59)	(12)
	59	(398)

Loss for the Period and Comprehensive Loss	$974	$897

Deficit – Beginning of the Period	56,289	52,599

Deficit – End of the Period	$57,263	$53,496

Loss per Share	$(0.01)	$(0.01)

Weighted Average Number of Shares	136,999,713	124,272,696

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
InterimConsolidated Statementsof Changes in Shareholders’Equity
All figures in Thousands of U.S. Dollars, except for Shares

	Common Shares (Note 6)

	Authorized			Contributed
	Shares	Shares	Amount	Surplus	Deficit	Total
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$9,614	$(52,599)	$29,938
Loss for the period	-	-	-	-	(3,690)	(3,690)
Shares and warrants issued:
Exercise of options	-	462,200	303	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-
Private placement, finders’ fees and issuance costs	-	15,149,999	31,177	8,346	-	39,523
Stock-based compensation	-	-	-	3,077	-	3,077
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$20,825	$(56,289)	$69,151
Loss for the period	-	-	-	-	(974)	(974)
Shares and warrants issued:
Exercise of options	-	20,300	13	-	-	13
Fair value of stock options exercised	-	-	6	(6)	-	-
Stock-based compensation	-	-	-	522	-	522
Balance – 30 April 2008	Unlimited	137,011,375	$104,634	$21,341	$(57,263)	$68,712

Figures since 31 January 2008 unaudited, prepared by management

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
For the Three Months Ended 30 April
All figures in Thousands of U.S. Dollars

	2008	2007
	(unaudited)	(unaudited)
Operating Activities
Loss for the period	$(974)	$(897)
Items not involving cash
Amortization	8	5
Stock-based compensation	162	391
Investment loss	179	-
Changes in non-cash working capital items
Accounts receivable and advances	(14)	(7)
Prepaid expenses	185	17
Accounts payable and accrued liabilities	(987)	507
Net cash provided by (used in) operating activities	(1,441)	16

Financing Activities
Share capital – for cash	13	40,579
Deferred financing costs	(5)	(177)
Long-term debt repayment	(500)	(500)
Net cash provided (used in) by financing activities	(492)	39,902

Investing Activities
Restricted cash	-	(500)
Purchase of mineral property, plant and equipment	(6,129)	(3,760)
Net cash used in investing activities	(6,129)	(4,260)

Net Increase (Decrease) in Cash and Cash Equivalents Position	(8,062)	35,658
Cash and Cash Equivalents Position - Beginning of Period	20,084	8,897
Cash and Equivalents Position - End of Period	$12,022	$44,555

Non-Cash Financing and Investing Activities

Changes in accounts payable and accrued liabilities related to	$(1,088)	$-
Investing Activities
Changes in accounts payable and accrued liabilities related to	-	923
Financing Activities
Accretion on long-term debt and asset retirement obligation	219	161

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. ("PolyMet" or the "Company" ) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources Ltd. to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. The unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2008.

Certain balances have been reclassified to conform with current period presentation.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the DFS on the NorthMet Project, the Project entered the development stage effective 1 October 2006. The Company has deferred mineral property development expenditures related to the NorthMet Project from that date.

Cash

Cash and equivalents include cash and bearer deposits with original maturities less than 90 days.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

	(i)	Designating financial assets and liabilities as held for trading;
	(ii)	Designating financial assets as available for sale, and
	(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c)	The adoption of Sections 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

In addition to above noted accounting policies, on 1 February 2008 the Company also adopted CICA Handbook Section 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the NorthMet Project and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the DFS and taking into account the current permitting process the Company is in, we will require additional funds through completion of permitting and through Project construction. The capital cost of the Project, excluding ongoing sustaining capital, is estimated at $602 million. Funding for the Project could come from a number of sources and include internal cash flows (for the second stage of the construction), bank project financing and capital market financing. During the upcoming fiscal year, the Company’s objective is to obtain interim financing and identify the source or sources from which it will obtain the capital required to complete the Project.

The Company has no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt, current liabilities and investment as well as cash and equivalents. The company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and equivalents and investments.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

In order to assist in management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors. The budgets are approved by the Company’s Board of Directors.

The Company’s investment policy is to invest its cash in low risk highly liquid short-term interest-bearing investments, selected with regards to the expected timing of upcoming expenditures. In order to maximize ongoing development efforts, the Company does not pay out dividends.

Although the Company expects its current capital resources will be sufficient to carry out its plans and operations through 30 April 2009, it does not currently have sufficient capital to meet its estimated project capital expenditure requirements and is currently in discussions to arrange sufficient capital to meet these requirements.

2.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid to 30 April 2008. The agreement requires future annual lease payments of $150,000 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Mineral Property, Plant and Equipment

Details are as follows:

			30 April	31 January
			2008	2008
		Accumulated	Net Book	Net Book
30 April 2008	Cost	Amortization	Value	Value
NorthMet Project	$70,461	$-	$70,461	$64,766
Leasehold improvements	47	13	34	36
Computers	184	46	138	112
Furniture and equipment	135	37	98	105
	$70,827	$96	$70,731	$65,019

Erie Plant, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,000, to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs Option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this expanded option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

3.	Property, Plant and Equipment - continued

The consideration for the Asset Purchase was $1 million in cash, $2.4 million in notes and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The remaining balance of $150,000 plus interest will be paid on 30 June 2008 (Note 4).

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

	•	2 million shares of PolyMet, paid at closing;

	•	$1 million in cash, paid at closing;

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and

•

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,615,000 (Note 5) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

Interest and loan accretion to 30 April 2008 in the amount of $1,431,000 (31 January 2008 - $1,227,000) has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use, no amortization of these assets has been recorded to 30 April 2008.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

4.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 3) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,400,000. The second note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. As at 30 April 2008 the outstanding long term debt was as follows:

	30 April 2008	31 January 2008

Notes payable	$11,832	$12,204
Accrued interest	24	31
Total debt	11,856	12,235
Less current portion	(1,156)	(1,401)

Long term debt	$10,700	$10,834

5.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 3), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliffs’ requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 30 April 2008 and Canadian GAAP. Once the Company obtains its permit to mine, the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimate of the fair value of the asset retirement obligation was $3,615,000 (31 January 2008 - $3,439,000). These were based upon a 30 April 2008 undiscounted future cost of $21.5 million for the first Cliffs transaction and $2.1 million for Cliffs II, an annual inflation rate of 2.00%, a credit-adjusted interest rate of 12.00%, a mine life of 20 years, commencing in late 2009 and a reclamation period of 5 years. Accretion of the liability of $829,000 (31 January 2008 - $714,000) until the commencement of commercial production has been capitalized to the NorthMet Project assets.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

6.	Share Capital

	a)	Share Issuances

During the three months ended 30 April 2008, the Company issued 20,300 shares (30 April 2007 - nil) pursuant to the exercise of stock options for total proceeds of $13,000.

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

	b)	Stock Options

The Company’s Omnibus Share Compensation Plan covers PolyMet’s employees, directors, officers and consultants. Options are granted for varying terms ranging from two to five years. During the three month period ended 30 April 2008, the Company granted 500,000 options. The maximum number of common shares under the plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options (Note 9a)).

Details of stock option activity is as follows:

	3 Months ended	Year ended
	30 April	31 January
	2008	2008
Outstanding - Beginning of period	11,312,800	9,090,000
Granted	500,000	2,685,000
Exercised	(20,300)	(462,200)
Outstanding - End of period	11,792,500	11,312,800

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

6.	Share Capital - continued

As at 30 April 2008, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.39	0.40	225,000
28 April 2009	0.74	0.75	150,000
5 July 2009	0.65	0.66	850,000
18 October 2009	0.78	0.79	50,000
30 March 2010	0.64	0.65	247,500
1 May 2010	0.84	0.85	350,000
15 June 2010	0.93	0.94	40,000
19 September 2010	1.34	1.36	1,690,000
24 October 2010	1.18	1.20	280,000
5 December 2010	1.14	1.15	225,000
20 March 2011	2.72	2.76	3,200,000
19 June 2011	2.93	2.97	325,000
1 September 2011	3.77	3.82	325,000
22 September 2011	3.46	3.51	75,000
5 January 2012	3.26	3.30	575,000
13 February 2012	2.99	3.03	1,250,000
8 March 2012	2.88	2.92	400,000
12 March 2012	2.92	2.96	250,000
23 March 2012	2.89	2.93	50,000
4 September 2012	3.00	3.04	360,000
12 December 2012	3.05	3.09	205,000
11 January 2013	3.03	3.07	70,000
31 January 2013	2.87	2.91	100,000
15 February 2013	2.72	2.76	500,000
	2.25	2.28	11,792,500

As at 30 April 2008 all options had vested and were exercisable, with the exception of 350,000 which vest incrementally until September 2009 and 1,750,000 which vest upon completion of specific targets.

c)	Stock-Based Compensation

During the three month period ended 30 April 2008, the Company issued 500,000 options to directors, officers, consultants and employees with an average exercise price of USD$2.72 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.12%
Expected dividend yield	Nil
Expected stock price volatility	63.52%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$1.06 (Cdn$1.07).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

During the quarter ended 30 April 2008, the Company recorded $522,000 for stock based compensation in its accounts as an expense of $162,000 and a debit to mineral property, plant and equipment of $360,000, with the offsetting entries going to contributed surplus.

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	30 April	Year ended
	2008	31 January
		2008
Balance – Beginning of period	$20,825	$9,614
Current period fair value of stock-based compensation	522	3,077
Fair value of warrants issued as finder’s fees	-	695
Fair value of warrants issued in unit financings	-	7,651
Fair value of stock options exercised during the period	(6)	(212)
Balance – End of period	$21,341	$20,825

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	30 April 2008		Year ended 31 January 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning
of period	9,120,000	4.00	1,100,000	4.00
Issued (Note 6a))	-	-	8,020,000	4.00

Warrants outstanding – end of
period	9,120,000	4.00	9,120,000	4.00

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

6.	Share Capital - continued

	f)	Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on 27 June 2007. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

7.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	30 April	30 April
	2008	2007
Consulting fees paid to David Dreisinger, a Director of the Company	$16	$14
Consulting fees paid to James Swearingen, a Director of the Company	-	15
Rent and charges paid to a company of which the Executive Chairman is
a director	5	12

	$21	$41

The amounts charged to the Company for the services provided have been determined by negotiation among the parties. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

The consulting fees paid to Dr. Dreisinger were primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax.

The consulting fees paid to Mr. Swearingen were primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

8.	Segmented Information

The Company is in the feasibility stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the Executive Chairman’s office located in Canada. Segmented information on a geographic basis is as follows:

30 April 2008	Canada	U.S.	Consolidated
Segment operating loss	$903	$71	$974
Identifiable assets	$13,025	$73,457	$86,482

30 April 2007	Canada	U.S.	Consolidated
Segment operating loss	$759	$138	$897
Identifiable assets	$44,078	$45,609	$89,687

9.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 30 April 2008, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 3 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to disinterested shareholder and regulatory approval, which will be sought by the Company in 2008. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on 28 May 2004 of Cdn$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,350,000	(iii) issued
Milestone 4	3,640,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a Cdn$1,192,500 (US$873,000) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project and / or an equity investment in the Company by such a producer or producers.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

9.	Contingent Liabilities and Commitments - continued

(iii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,621) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

b)
As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company's implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and has been replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

c)
Pursuant to the Company's Asset Purchase Agreement with Cliffs (Note 3), for as long as Cliffs owns 1% or more of the Company's issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)
On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services ("BNPP") whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company's common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

e)	On 30 April 2008, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $500,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

10.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recently recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale.

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company has recorded an investment loss of $1,050,000 in its income statement for the year ended 31 January 2008.

As at 30 April 2008, the Company has determined that the investment has had an additional other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 30 April 2008 was US$1,244,000 (C$1,260,000). As a result, the Company has recorded an investment loss of $179,000 in its income statement. The fair market value of the investment at 12 June 2008 was US$1,097,000 (C$1,120,000).

11.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for- trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	30 April	31 January
	2008	2008
Held-for-trading (1)	$12,022	$20,084
Available-for-sale	1,244	1,445
Loans and receivables	182	168
Other financial liabilities (2)	14,155	16,609

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying value.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

As at 30 April 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	30 April	31 January
	2008	2008
Held-for-trading (1)	$1,842	$1,388
Available-for-sale	1,244	1,445
Loans and receivables	166	153
Other financial liabilities (2)	(187)	(454)

	$3,065	$2,532

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 30 April 2008, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $307,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
30 April 2008
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options
Unaudited – prepared by management

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The company has not hedged any of its interest rate risk.

As at 30 April 2008, the Company is exposed to interest rate risk through the following assets and liabilities:

	30 April	31 January
	2008	2008
Held-for-trading (1)	$12,022	$20,084
Other financial liabilities (2)	11,856	12,235

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 4).

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company (see Note 10) bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 30 April 2008, the Company is exposed to investment risk through the following assets:

	30 April	31 January
	2008	2008
Available-for-sale (1)	$1,244	$1,445

(1)	Includes investment.